Filed Pursuant to Rule 424(b)(3)

Registration No. 333-297627

PROSPECTUS SUPPLEMENT NO. 3

(TO PROSPECTUS DATED July 27, 2026)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated July 27, 2026 (“Prospectus”), of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-297627), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on August 27, 2026 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 27, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Kifissia 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Unaudited Financial and Operating Results for the three and six months ended June 30, 2026

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of C3is Inc.’s (the “Company”) press release, dated August 27, 2026, announcing its unaudited financial and operating results for the three and six months ended June 30, 2026.

Shares Outstanding

As of August 26, 2026, we had 1,487,970 shares of our common stock (“Common Shares”) outstanding, as well as:

•

6,136,475 Common Shares issuable upon conversion of the 600,000 shares of Series A Convertible Preferred Stock which are convertible into our Common Shares at a conversion price currently equal to $2.4444. The conversion price will be further adjusted to the lowest price of issuance of Common Shares by the Company in any registered offering of Common Shares after the original issuance of Series A Convertible Preferred Shares.

•

65,291 Common Shares issuable upon the exercise of outstanding Class B-1 Warrants with an exercise price of $2.4444 per share, subject to adjustment upon the occurrence of certain events, or pursuant to a zero cash exercise option for no consideration.

•	2,607,488 Common Shares issuable upon the exercise of outstanding Class B-2 Warrants with an exercise price of $2.4444 per share, subject to adjustment upon the occurrence of certain events.

•

15,728 Common Shares issuable upon the exercise of outstanding Class C-1 Warrants with an exercise price of $2.4444 per share, subject to adjustment upon the occurrence of certain events, or pursuant to a zero cash exercise option for no consideration.

•	1,810,926 Common Shares issuable upon the exercise of outstanding Class C-2 Warrants with an exercise price of $2.4444 per share, subject to adjustment upon the occurrence of certain events.

•

4,672 Common Shares issuable upon the exercise of outstanding Class D Warrants with an exercise price of $83.66 per share, subject to adjustment to the exercise price based on the lowest daily VWAP during a five-day adjustment period after each six-month anniversary of the December 12, 2025 original issuance date of such warrants (subject to a floor price equal to 20% of the Nasdaq Minimum Price on the applicable six-month anniversary).

•	1 Common Share issuable upon the exercise of outstanding Class E Warrants with an exercise price of $0.056 per share.

See “Item 10. Additional Information - A. Share Capital-Series A Convertible Preferred Shares” and “Item 10. Additional Information - A. Share Capital-Warrants” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission on April 22, 2026.

During six months ended June 30, 2026, the Company issued 15,113 shares of common stock resulting in total gross proceeds of $2.6 million under its At-the-Market (ATM) issuance sales agreement. As of August 26, 2026, all prefunded warrants and Class F Warrants issued in the Company’s underwritten public offering consummated on July 28, 2026 had been fully exercised.

EXHIBIT INDEX

99.1	Press Release dated August 27, 2026

*****

Neither C3is Inc.’s independent accountants, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the preliminary financial results for the three and six months ended June 30, 2026 and 2025, nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the preliminary financial results.

This report on Form 6-K, including exhibit 99.1 hereto other than the headline of the press release and the section entitled “CEO Dr. Diamantis Andriotis Commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2026

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

C3is Inc.

C3is Inc. reports second quarter and six months 2026 financial and operating results

Athens, Greece, August 27, 2026 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing drybulk, crude oil and petroleum products seaborne transportation services, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2026.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Our handysize dry bulk carriers are on time charters of short-term durations, producing steady cash flows, while our Aframax tanker operates in the spot market, currently achieving voyage charter rates of around $100,000 per day. Our product tankers are achieving rates of $30,000 per day on Spot.

•	All our vessels are unencumbered.

•

The Company had entered into agreements to acquire two product tankers for an aggregate consideration of $39.8 million, which amount is payable by January 2027. One of these tankers was delivered on April 3, 2026, while the second one was delivered on August 6, 2026. These acquisitions increase the Company’s exposure to the product tanker market.

•

Fleet operational utilization of 78.6% for the three months ended June 30, 2026, mainly due to the commercial idle days of the Aframax tanker operating in the spot market and the off-hire days due to the dry-docking of the product tanker acquired during the period. Vessels operating under time charter employment had less idle days.

•

For the three months ended June 30, 2026, the Company generated revenues of $24.0 million corresponding to a daily TCE[1] of $40,260, as compared to revenues of $10.7 million for the three months ended June 30, 2025, which corresponded to a daily TCE of $16,466.

[1]

TCE, EBITDA, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•	For the second quarter of 2026, daily TCE increased by 144.5% as compared to the same period in 2025.

•	Cash and cash equivalents and time deposits balance of $33.2 million at the end of second quarter of 2026, compared to $14.9 million at year-end 2025, representing an increase of 122.8%.

•	For the three months ended June 30, 2026, the Company reported a Net Income of $10.0 million, EBITDA[1] of $12.0 million and Earnings per share, basic, of $353.87.

•	For the six months ended June 30, 2026, the Company reported a Net Income of $13.2 million, EBITDA of $16.6 million and Earnings per share (“EPS”), basic, of $483.39.

•	Adjusted net income[1] of $9.8 million for the three months ended June 30, 2026, an increase of 790.9% compared to $1.1 million for the three months ended June 30, 2025.

•	Adjusted EBITDA[1] of $11.8 million for the three months ended June 30, 2026, an increase of 321.4% compared to $2.8 million for the three months ended June 30, 2025.

•

In July 2026, the Company completed a public offering of units resulting in gross proceeds of $6.0 million. Each unit consisted of one share of our common stock and one Class F Warrant, all of which were subsequently exercised.

Second Quarter 2026 Results:

•

Voyage revenues for the three months ended June 30, 2026, amounted to $24.0 million, an increase of $13.3 million compared to revenues of $10.7 million for the three months ended June 30, 2025, primarily due to the increase in the average TCE rates of our vessels. Total calendar days for our fleet were 453 days for the three months ended June 30, 2026, as compared to 364 days for the same period in 2025, due to the increase in the average number of our vessels. Of the total calendar days in the second quarter of 2026, 286, or 63.1%, were time charter days, as compared to 217 or 59.6% for the same period in 2025. Our fleet operational utilization was 78.6% and 78.0% for the three months ended June 30, 2026, and 2025, respectively.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2026, were $7.0 million and $3.2 million, respectively, compared to $4.7 million and $2.4 million for the three months ended June 30, 2025. The increase in voyage expenses is mainly attributed to increase in bunker costs by 64.5%, primarily due to the increase in bunker prices. The increase in vessels’ operating expenses is attributed to the increase in the average number of our vessels. Voyage expenses for the three months ended June 30, 2026, included bunkers cost and port expenses of $3.9 million and $2.0 million, respectively, corresponding to 55.7% and 28.6% of total voyage expenses. Operating expenses for the three months ended June 30, 2026, mainly included crew expenses of $1.5 million, corresponding to 46.9% of total operating expenses, spares and consumables costs of $0.7 million, corresponding to 21.9% of total vessel operating expenses, and maintenance expenses of $0.4 million, representing works and repairs on the vessels, corresponding to 12.5% of total vessel operating expenses.

•

Depreciation for the three months ended June 30, 2026, was $2.1 million, a $0.5 million increase from $1.6 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the three months ended June 30, 2026, were $0.2 million, a $0.04 million increase from $0.16 million for the same period of last year, due to the increase in the average number of our vessels.

•

General and Administrative costs for the three months ended June 30, 2026, and 2025 were $0.6 million and $0.7 million, respectively. The $0.1 million decrease is primarily due to the decrease in stock-based compensation costs.

•

Interest and finance costs for the three months ended June 30, 2026, and 2025 were $0.2 million and $0.04 million, respectively. This increase is related to the accrued interest expense – related party, in connection with the $22.1 million, part of the acquisition price of our MR Product tanker, Clean Fury - which is payable by January 2027.

•

Interest income for the three months ended June 30, 2026, and 2025 was $0.3 million and $0.03 million, respectively. The increase of $0.27 million is due to the increase in time deposits held by the Company.

•

Gain on warrants for the three months ended June 30, 2026, was $0.2 million whereas loss on warrants for the three months ended June 30, 2025, was $6.4 million. This change related to net fair value changes on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants and were classified as liabilities.

•

Net Income of $10.0 million and related earnings per share, basic, of $353.87 for the three months ended June 30, 2026, compared to a net loss of $5.3 million, corresponding to a loss per share, basic, of $49,100.24, for the same period of last year.

•

Adjusted net income was $9.8 million corresponding to Adjusted earnings per share, basic, of $345.57 for the three months ended June 30, 2026, compared to an Adjusted net income of $1.1 million corresponding to Adjusted loss per share, basic, of $2,861.53 for the same period of last year.

•

Adjusted EBITDA for the three months ended June 30, 2026, and 2025 amounted to $11.8 million and $2.8 million, respectively. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 5.0 vessels were owned by the Company during the three months ended June 30, 2026, compared to 4.0 vessels for the same period in 2025.

Six months 2026 Results:

•

Voyage revenues for the six months ended June 30, 2026, amounted to $35.6 million, an increase of $16.2 million compared to revenues of $19.4 million for the six months ended June 30, 2025, primarily due to the increase in the average TCE rate of our vessels, from $16,335 for the six months ended June 30, 2025, to $36,769 for the same period in 2026. Total calendar days for our fleet were 813 days for the six months ended June 30, 2026, as compared to 724 days for the same period in 2025, due to the increase in the average number of our vessels. Of the total calendar days in the first six months of 2026, 511 or 62.9%, were time charter days, as compared to 464 or 64.1% for the same period in 2025. Our fleet operational utilization was 81.4% and 84.8% for the six months ended June 30, 2026, and 2025, respectively.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2026, were $8.2 million and $5.7 million, compared to $7.6 million and $4.6 million for the six months ended June 30, 2025. The increase in voyage expenses is mainly attributed to increase in bunker cost by 12.1%, primarily due to the increase in bunker prices. The increase in vessels’ operating expenses is attributed to the increase in the average number of our vessels. Voyage expenses for the six months ended June 30, 2026, mainly included bunker costs of $4.4 million, corresponding to 53.7% of total voyage expenses, and port expenses of $2.3 million, corresponding to 28.0% of total voyage expenses. Operating expenses for the six months ended June 30, 2026, mainly included crew expenses of $2.8 million, corresponding to 49.1% of total operating expenses, spares and consumables costs of $1.3 million, corresponding to 22.8%, and maintenance expenses of $0.7 million, representing works and repairs on the vessels, corresponding to 12.3% of total vessel operating expenses.

•

Depreciation for the six months ended June 30, 2026, was $3.7 million, a $0.4 million increase from $3.3 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the six months ended June 30, 2026, were $0.4 million, a $0.1 million increase from $0.3 million for the same period of last year, due to the increase in the average number of our vessels.

•	General and Administrative costs for the six months ended June 30, 2026, and 2025 were $1.3 million for each period.

•

Interest and finance costs for the six months ended June 30, 2026, and 2025 were $0.2 million and $0.4 million, respectively. The balances are related to the accrued interest expense – related party in connection with the $22.1 million, part of the acquisition price of our MR Product tanker, Clean Fury - which is payable by January 2027- and our bulk carrier, the Eco Spitfire, which was completely repaid in April 2026.

•

Interest income for the six months ended June 30, 2026, and 2025 was $0.5 million and $0.2 million respectively. The increase of $0.3 million is due to the increase in time deposits held by the Company.

•

Loss on warrants for the six months ended June 30, 2026, was $2.0 million as compared with the gain on warrants of $0.5 million for the six months ended June 30, 2025, and mainly related to the net fair value changes on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants and were classified as liabilities.

•

Net Income of $13.2 million and related earnings per share, basic, of $483.39 for the six months ended June 30, 2026, compared to a net income of $2.6 million, corresponding to earnings per share, basic, of $2,913.39, for the same period of last year.

•

Adjusted Net Income was $15.3 million, corresponding to Adjusted earnings per share, basic, of $614.94 for the six months ended June 30, 2026, compared to an adjusted net income of $2.3 million, corresponding to Adjusted earnings per share, basic, of $841.44 for the same period of last year.

•

Adjusted EBITDA for the six months ended June 30, 2026, and 2025 amounted to $18.7 million and $5.8 million respectively. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 4.5 vessels were owned by the Company during the six months ended June 30, 2026, compared to 4.0 vessels for the same period of 2025.

CEO Dr. Diamantis Andriotis commented:

Our results for the first six months of 2026 demonstrate the strength of our strategy and the significant progress we have achieved since the Company was established three years ago. Net Income totaled $13.18 million, up 409% compared with the first half of 2025, while Adjusted Net Income was $15.28 million, up 562%. EBITDA reached $16.6 million, up 176%, and Adjusted EBITDA stood at $18.7 million, up 226%.

These remarkable results validate our strategy of disciplined expansion and diversification. Since the beginning of the year, we have taken delivery of two product tankers, which are expected to further enhance and diversify our fleet profile while increasing our exposure to the tanker market, where charter rates currently remain at attractive levels.

We have also benefited from a flexible payment structure, under which the remaining acquisition costs of these recently acquired vessels are payable within one year from the respective acquisition agreements.

Most importantly, we have achieved this expansion while maintaining a debt-free fleet, providing a strong foundation for further growth and financial flexibility.

Looking ahead, we are confident that the second half of 2026 will mirror the strong performance of the first half, with our expansion efforts projected to further boost profitability, strengthen our financial position, and introduce greater flexibility for C3is’ future growth and operational strategy.

Conference Call details:

On August 27, 2026, at 10:00 am ET, the Company’s management will host a conference call to present the results and the company’s operations and outlook.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through C3is Inc. website (www.c3is.pro). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing drybulk, crude oil and petroleum products seaborne transportation services. The Company owns six vessels, comprising three Handysize dry bulk carriers with a total capacity of 97,664 deadweight tons (dwt), an Aframax oil tanker with a cargo carrying capacity of 115,804 dwt and two product tankers with a total cargo carrying capacity of 97,963 dwt, resulting in a fleet total capacity of 311,431 dwt. C3is Inc.’s shares of common stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance including our intentions relating to fleet growth and diversification and financing, and outlook for our shipping sectors and vessel earnings, and our ability to maintain compliance with Nasdaq continued listing requirements, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: our ability to maintain compliance with Nasdaq continued listing requirements, the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs or other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is Inc.’s operating expenses, including bunker prices, drydocking and insurance costs, ability to fund the purchase price for our two product tankers, ability to obtain financing and comply with covenants in any financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, including the conflict in Ukraine and related sanctions and the conflict in the Middle East, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden and the effective closure of the Persian Gulf, including the Strait of Hormuz, due to the conflict between Iran and the U.S. and Israel, accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2025, and June 30, 2026.

FLEET DATA	Q2 2025	Q2 2026	6M 2025	6M 2026
Average number of vessels (1)	4.0	5.0	4.0	4.5
Period end number of owned vessels in fleet	4	5	4	5
Total calendar days for fleet (2)	364	453	724	813
Total voyage days for fleet (3)	364	424	724	746
Fleet utilization (4)	100.0%	93.6%	100.0%	91.8%
Total charter days for fleet (5)	217	286	464	511
Total spot market days for fleet (6)	147	138	260	235
Fleet operational utilization (7)	78.0%	78.6%	84.8%	81.4%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with repairs, drydockings or special or intermediate surveys.

4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net (loss)/income before loss/(gain) on warrants and share based compensation. EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net (loss)/income before interest and finance costs, interest income, depreciation, loss/(gain) on warrants and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six-Month Period Ended June 30th,
	2025	2026	2025	2026
Net (Loss)/Income - Adjusted Net Income
Net (loss)/income	(5,328,450)	9,983,543	2,588,391	13,183,829
Plus/(less) loss/(gain) on warrants	6,358,529	(222,480)	(508,232)	2,030,240
Plus share based compensation	114,890	31,289	228,518	62,233
Adjusted Net income	1,144,969	9,792,352	2,308,677	15,276,302
Net (Loss)/Income - EBITDA
Net (loss)/income	(5,328,450)	9,983,543	2,588,391	13,183,829
Plus interest and finance costs	39,582	243,475	370,127	245,327
Less interest income	(27,504)	(296,238)	(177,264)	(507,578)
Plus depreciation	1,625,470	2,099,743	3,250,941	3,725,214
EBITDA	(3,690,902)	12,030,523	6,032,195	16,646,792
Net (Loss)/Income - Adjusted EBITDA
Net (loss)/income	(5,328,450)	9,983,543	2,588,391	13,183,829
Plus/(less) loss/(gain) on warrants	6,358,529	(222,480)	(508,232)	2,030,240
Plus share based compensation	114,890	31,289	228,518	62,233
Plus interest and finance costs	39,582	243,475	370,127	245,327
Less interest income	(27,504)	(296,238)	(177,264)	(507,578)
Plus depreciation	1,625,470	2,099,743	3,250,941	3,725,214
Adjusted EBITDA	2,782,517	11,839,332	5,752,481	18,739,265
EPS
Numerator
Net (loss)/income	(5,328,450)	9,983,543	2,588,391	13,183,829
Less: Cumulative dividends on preferred shares	(189,583)	(189,583)	(377,083)	(377,083)
Less: Undistributed earnings allocated to non-vested shares	—	(708)	(11,654)	(967)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	(1,356,000)	(1,644,000)	(1,818,000)	(5,118,000)
Net (loss)/income attributable to common shareholders, basic	(6,874,033)	8,149,252	381,654	7,687,779
Denominator
Weighted average number of shares	140	23,029	131	15,904
EPS - Basic	(49,100.24)	353.87	2,913.39	483.39
Adjusted EPS
Numerator
Adjusted net income	1,144,969	9,792,352	2,308,677	15,276,302
Less: Cumulative dividends on preferred shares	(189,583)	(189,583)	(377,083)	(377,083)
Less: Undistributed earnings allocated to non-vested shares	—	(691)	(3,366)	(1,230)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	(1,356,000)	(1,644,000)	(1,818,000)	(5,118,000)
Adjusted net (loss)/income attributable to common shareholders, basic	(400,614)	7,958,078	110,228	9,779,989
Denominator
Weighted average number of shares	140	23,029	131	15,904
Adjusted EPS	(2,861.53)	345.57	841.44	614.94

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. TCE assists our investors to assess our financial performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

(Expressed in U.S. Dollars except for available days and Time charter equivalent rate)	Q2 2025	Q2 2026	6M 2025	6M 2026
Voyage revenues	10,737,341	24,044,464	19,408,005	35,620,403
Voyage expenses	4,743,553	6,974,280	7,581,551	8,190,586
Time charter equivalent revenues	5,993,788	17,070,184	11,826,454	27,429,817
Total voyage days for fleet	364	424	724	746
Time charter equivalent rate	16,466	40,260	16,335	36,769

C3is Inc.

Unaudited Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Q2 2025	Q2 2026	6M 2025	6M 2026
Revenues
Revenues	10,737,341	24,044,464	19,408,005	35,620,403

Total revenues	10,737,341	24,044,464	19,408,005	35,620,403

Expenses
Voyage expenses	4,614,730	6,691,966	7,343,749	7,761,638
Voyage expenses – related party	128,823	282,314	237,802	428,948
Vessels’ operating expenses	2,360,493	3,181,953	4,489,982	5,646,541
Vessels’ operating expenses – related party	34,000	53,000	66,500	83,000
Drydocking costs	78,701	1,257,985	78,701	1,304,121
Management fees – related party	160,160	199,320	318,560	357,720
General and administrative expenses	531,893	401,355	1,059,681	1,033,817
General and administrative expenses – related party	145,419	149,484	270,245	287,061
Depreciation	1,625,470	2,099,743	3,250,941	3,725,214

Total expenses	9,679,689	14,317,120	17,116,161	20,628,060

Income from operations	1,057,652	9,727,344	2,291,844	14,992,343

Other (expenses)/income
Interest and finance costs	(2,229)	(2,064)	(4,192)	(3,916)
Interest and finance costs – related party	(37,353)	(241,411)	(365,935)	(241,411)
Interest income	27,504	296,238	177,264	507,578
Foreign exchange loss	(15,495)	(19,044)	(18,822)	(40,525)
(Loss)/gain on warrants	(6,358,529)	222,480	508,232	(2,030,240)

Other (expenses)/income, net	(6,386,102)	256,199	296,547	(1,808,514)

Net (loss)/income	(5,328,450)	9,983,543	2,588,391	13,183,829

(Loss)/Earnings per share (ii)
- Basic	(49,100.24)	353.87	2,913.39	483.39
- Diluted	(49,100.24)	79.52	(127.62)	162.59
Weighted average number of shares
- Basic	140	23,029	131	15,904
- Diluted	140	125,539	1,112	81,079

ii The computation of (loss)/earnings per share gives retroactive effect to the reverse stock splits effected in April 2024, December 2024, April 2025, January 2026, April 2026 and August 2026.

C3is Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2025	June 30, 2026
Assets
Current assets
Cash and cash equivalents	616,640	737,874
Time deposits	14,323,999	32,510,000
Trade and other receivables	4,262,887	11,734,850
Other current assets	282,992	234,443
Inventories	1,312,062	3,217,204
Advances and prepayments	15,378	10,436
Operating lease right-of-use assets	24,751	64,374

Total current assets	20,838,709	48,509,181

Non current assets
Vessels, net	77,647,921	96,251,707

Total non current assets	77,647,921	96,251,707

Total assets	98,486,630	144,760,888

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	1,804,473	3,106,148
Payable to related parties	381,779	24,473,778
Accrued and other liabilities	911,201	1,102,162
Operating lease liabilities	24,751	64,374
Deferred income	235,651	78,011

Total current liabilities	3,357,855	28,824,473

Non current liabilities
Warrant liability	29,161	1,347,235

Total non current liabilities	29,161	1,347,235

Total liabilities	3,387,016	30,171,708

Commitments and contingencies
Stockholders’ equity
Capital stock	24	387
Preferred stock, Series A	6,000	6,000
Additional paid-in capital	90,607,745	102,408,202
Retained earnings	4,485,845	12,174,591

Total stockholders’ equity	95,099,614	114,589,180

Total liabilities and stockholders’ equity	98,486,630	144,760,888

C3is Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	6M 2025	6M 2026
Cash flows from operating activities
Net income for the period	2,588,391	13,183,829
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,250,941	3,725,214
Share based compensation	228,518	62,233
Unrealized foreign exchange loss on time deposits	—	46,365
(Gain)/loss on warrants	(508,232)	2,030,240
Non-cash lease expense	33,002	24,751
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(2,866,717)	(7,471,963)
Other current assets	(27,891)	48,549
Inventories	(258,085)	(1,905,142)
Advances and prepayments	3,758	4,942
Increase/(decrease) in
Trade accounts payable	442,559	1,301,675
Changes in operating lease liabilities	(33,002)	(24,751)
Payable to related parties	189,723	1,769,249
Accrued and other liabilities	(48,541)	190,961
Deferred income	(46,441)	(157,640)

Net cash provided by operating activities	2,947,983	12,828,512

Cash flows from investing activities
Payments for acquisition and capitalized expenses of vessel	(161,900)	—
Increase in bank time deposits	(1,600,000)	(47,456,757)
Maturity of bank time deposits	7,948,706	29,224,391

Net cash provided by/(used in) investing activities	6,186,806	(18,232,366)

Cash flows from financing activities
Proceeds from equity offering	—	2,632,693
Proceeds from exercise of warrants	660,806	3,564,962
Repayment of seller financing	(13,381,000)	—
Stock issuance costs	—	(289,234)
Dividends paid on preferred shares	(379,167)	(383,333)

Net cash (used in)/provided by financing activities	(13,099,361)	5,525,088

Net (decrease)/increase in cash and cash equivalents	(3,964,572)	121,234
Cash and cash equivalents at beginning of period	4,640,343	616,640

Cash and cash equivalents at end of period	675,771	737,874